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                              April 25, 2024

       Xiaodong Wang
       Chief Executive Officer
       Future Vision II Acquisition Corp.
       Xiandai Tongxin Building
       201 Xin Jinqiao Road, Rm 302
       Pudong New District
       Shanghai, China

                                                        Re: Future Vision II
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 29,
2024
                                                            CIK No. 0002010653

       Dear Xiaodong Wang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS submitted March 29, 2024

       Cover page

   1. We note that you have described risks associated with the fact that your sponsor and members of your board
of directors and management have significant business ties to and are based in China.
Please clarify throughout the cover page and summary and where other relevant
disclosures appear that these risks also exist because the company is located
                                                        China, in addition to
the sponsor, board and management being based in or having
                                                        significant ties to
China. In addition, a number of risks you describe are limited to the context of your having
completed a business combination with a Chinese entity. Please revise to clarify that
these risks exist even prior to any business combination, due to the company, your sponsor,
board members and management being located in and having
                                                        significant ties to
China.
 Xiaodong Wang
FirstName   LastNameXiaodong     Wang
Future Vision  II Acquisition Corp.
Comapany
April       NameFuture Vision II Acquisition Corp.
       25, 2024
April 225, 2024 Page 2
Page
FirstName LastName
2. We note your disclosures regarding capital contributions and loans to future PRC subsidiaries if you decide to consummate your initial business combination with a China-
         based company, and regarding controls on the conversion of RMB into foreign currencies.
         Please add disclosure here and in your summary to specifically address how cash is transferred through your organization and describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Please also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
3. We note your disclosure here and elsewhere that you do not believe you are required to obtain any permissions or approvals from any PRC governmental authorities, including the CRSC, CAC or any other governmental entity to issue securities or list on a U.S.
         exchange. Clarify whether any permissions or approvals are required to search for a target company. Please also explain the basis for your conclusion that no permissions or approvals are required. If your conclusion is based on an opinion of
         counsel, please file the opinion as an exhibit to the registration statement.
The SEC has issued..., page 57

4. Please update your disclosure to reflect that the Securities and Exchange Commission, on
         January 24, 2024, adopted final rules (See Release No. 33-11265). Risk Factors
If we are deemed to be..., page 59

5. We note your disclosure of the risk that you could be considered to be operating as an unregistered investment company, and that you intend to avoid this by investing the assets in your trust account in U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that
         Act. Please clarify that notwithstanding your investment of proceeds in these instruments, you could still be considered to be operating as an unregistered investment company.
         Please further disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Recent oversight by the PRC government and Cyberspace Administration of China . .. ., page 89

6. Please revise the disclosure in this risk factor to explain how this oversight impacts your search for a target company and your offering.
 Xiaodong Wang
Future Vision II Acquisition Corp.
April 25, 2024
Page 3

       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameXiaodong Wang                            Sincerely,
Comapany NameFuture Vision II Acquisition Corp.
                                                           Division of
Corporation Finance
April 25, 2024 Page 3                                      Office of Real
Estate & Construction
FirstName LastName